UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Terayon Communication Systems, Inc.

Full name of registrant

N/A

Former name if applicable

4988 Great America Parkway

Address of Principal Executive Office (Street and number)

Santa Clara, CA 95054
City, state and zip code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Terayon Communication Systems, Inc. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense for the reasons described below.
     On March 1, 2006, the Company announced that it will restate its consolidated financial statements for the year ended December 31, 2004, and for the four quarters of 2004 and the first two quarters of 2005. The filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2006, March 31, 2006 and September 30, 2005 have been delayed pending the completion of the Company’s restatement of consolidated financial statements for such periods. The restatements and the audit by the Company’s current independent auditors of the financial statements for the year ended December 31, 2004 will not be completed in sufficient time for the Company and its independent auditors to complete the review of its financial statements for the quarterly period ended June 30, 2006 and the filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, within the prescribed period. No determination has yet been made by the Company or its independent auditors as to the extent and magnitude of all changes that will be required as a result of the restatement.
     Additionally, the Company and its independent auditors are continuing to review the Company’s revenue recognition policies and practices and other accounting issues that may result in additional restatements with respect to one or more annual or quarterly periods prior to December 31, 2004.
     The Company did not represent in Part II of this Form 12b-25 that it would be able to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 by August 14, 2006, which is required by SEC rules to obtain a 5-day extension of the filing deadline. The Company does not believe that it will be able to file its Form 10-Q by that date.
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Richman	(408)	235-5702
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑*

*	Annual Report on Form 10-K for the fiscal year ended December 31, 2005; Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2006 and September 30, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑** No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**	Financial statements and data for the years ended December 31, 2005 and 2004, and the related quarterly periods, are currently being audited and reviewed, as applicable, by the Company’s independent public accounting firm, Stonefield Josephson, Inc. Following the audit and the restatements of the Company’s consolidated financial statements, certain adjustments will be necessary.

Terayon Communication Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Mark Richman
		Name:	Mark Richman
		Title:	Chief Financial Officer